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QUICK LAW GROUP PC

900 WEST PEARL STREET
SUITE 300

BOULDER, CO 80302

Phone: 720.259.3393

Facsimile: 303.845.7315

VIA EDGAR

January 14, 2013

Michael R. Clampitt, Esq.

David Lin, Esq.

Securities and Exchange Commission

Division of Corporate Finance

Washington, D.C. 20549

Re:

ML Capital Group, Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed January 14, 2013

File No. 333-184636

Dear Messrs. Clampitt and Lin,

Thank you for your comment letter of November 21, 2012 regarding the Registration Statement on Form S-1 of ML Capital Group, Inc. (the “Company”).  Based on your comments, the Company has filed Amendment No. 1 to the Registration Statement on Form S-1 (the “Amendment”).  Please see the Company’s responses below as they relate to the comment letter.

General

1.

Please note the updating requirement of Rule 3-12 of Regulation S-X and provide an updated consent from your independent accountant in your next pre-effective.

Response: An updated consent from the Company’s independent auditor has been provided as part of the Amendement.

2.

Revise to move the Table of Contents to either inside the front or inside the back pages of the Prospectus.

Response: The Table of Contents has been moved to the inside the front pages of the Prospectus.

3.

Your offering appears to be an “at the market offering of equity securities by or on behalf of the registrant” under Rule 415(a)(4) of Regulation C through the selling shareholders who appear to be underwriters under the Securities Act.  Because ML Capital does not qualify to conduct an offering “at the market”, please revise the terms of your offering to provide that all offers and sales will be at a disclosed fixed price for the duration of the offering.

Response: The Amendment has been revised accordingly.

Securities and Exchange Commission

January 14, 2013

4.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.  Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Response: The Company has not provided any written communication to potential investors and has not published or distributed any research reports to any brokers, dealers, or any other parties.

5.

We note that you make various promotional statements about your Company and business relationships.  Examples include:

a.

“[W]e have formed a large network of business relationships with independent consultants and other professionals engaged in various disciples that will enable us to assist client companies with myriad of business needs….”(page 4);

b.

“[W]e provide companies at all stages of development with financial and strategic consulting services to improve efficiency and enable growth and stability that results in increased sales and profitability.” (page 4);

c.

“We believe that our compensation/reward structure will enable up to attract that very top talent in our industry.” (page 26);

d.

“[W]e will develop and maintain our expertise by hiring and training the most proficient business and management personnel available.” (page 26);

e.

“The Company expects to create alliances and relationships with industry-participating product vendors, service providers, law firms, accounting firms and marketing agencies.” Page 27); and

f.

“The Company believes that it will create or attract a direct sales force that will focus exclusively on the sale of its services.” (page 27).

Please revise your disclosure to provide a factual basis for these statements.  Unless you have demonstrable proof of each statement concerning what the Company can do or is capable of, you should not make such statements.  You may state your objectives and/or goals but not your beliefs or expectations unless you have a basis for such beliefs or expectations.  Please revise throughout.

Response: The Amendment has been revised accordingly.

Form S-1 Cover Page

6.

We note that you did not check the box on the cover page of the registration statement indicating that the securities are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933.  Please revise to check this box or provide your analysis supporting the determination that the securities are not to be offered pursuant to Rule 415.

Response: The Amendment has been revised accordingly.

Securities and Exchange Commission

January 14, 2013

Prospectus Cover Page

7.

On the prospectus cover page, and throughout the prospectus, you make reference to getting the Company’s shares listed on the OTC Bulletin Board.  Wherever such disclosure is provided, additional disclosure should be provided to the effect that there can be no assurances that the Company will be approved for listing on the OTC Bulletin Board.  We note, for example, that language in the penultimate paragraph on page 5 of the prospectus.  Please revise you disclosure as appropriate.

Response: The Amendment has been revised accordingly.

8.

Here and in Prospectus Summary section, you refer to risk factors beginning on page 9. Please correct the page number.

Response: The Amendment has been revised accordingly.

Risk Factors

We have virtually no financial resources, page 7

Because we have only recently commenced business operations….page 8

9.

We note your statements that the Company has generated “nominal revenues.”  Please revise the narrative of both captions to indicate that the Company has incurred net losses since inception.  In addition, in the first narrative, provide the details of the working capital assets, e.g., cash of $X and prepaid expenses of $X which are prepaid consultant expenses being amortized over 5 years.

Response: The Amendment has been revised accordingly.

Because we are not subject to compliance with rules….page 16

10.

The third paragraph of this risk factor indicates that the Company has one director.  Please reconcile this with your disclosure on page 29, which indicates that the Company has three directors.

Response: The Amendment has been revised accordingly.

Selling Stockholders, page 18

11.

With regard to the selling stockholders, supplementally provide the staff with a list and next to each tell us whether the shares were purchased for cash or received for services.  For those received for services, provide details of the service provided or to be provided.

Response: The Company will provide the staff with such a list under separate cover.

Business, page 25

General

12.

The Business section appears to mainly focus on what the Company intends to do in the future.  Please revise to disclose in greater detail your current and immediate activities.  Prospective operations should be discussed under an appropriate subheading, along with the conditions and timetable for conducting those operations.  See Item 101(a)(2)(iii)(B)(1) through (5) of Regulation S-K.

Response: The Amendment has been revised accordingly.

Securities and Exchange Commission

January 14, 2013

Principal Services and Markets, page 26

13.

WE note your statement that your “business consists of providing consulting services to both public and private companies….”  You also state that you “work with companies that are interested in buying or selling assets or businesses” and that you “provide companies at all stages of development with financial and strategic consulting services…”  Please reconcile these statements with the disclosure in the first risk factor on page 8 that all your efforts to date have related to developing a business plan and beginning business activities.  As appropriate, please clarify whether your services are currently provided or will be provided in the near future.  Your disclosure should be reconciled and revised as necessary throughout the prospectus.

Response: The Amendment has been revised accordingly.

14.

Please tell us whether ML Capital has entered into any consulting service contracts or arrangements with any public or private companies.  If so, please disclose the material terms and conditions of any such contract or arrangements.

Response: To date, the Company has not entered into any consulting service contracts.

Employees, page 28

15.

In the first risk factor on page 9, you state that you will need to hire and retain qualified employees to further implement your strategy.  Please disclose whether you have any current intentions of hiring additional employees.  If you are unable to hire additional employees, either for financial or other reasons, please discuss, in an appropriate section of the registrations statement, how you intend, if at all, to implement your business plan.

Response: The Amendment has been revised accordingly.

Directors, Executive Officers, Promoters and Control Persons, page 28

16.

Please revise to indicate what specific experience, qualifications, attributes or skills were considered in concluding that each of Ms. Nelson, Mr. Yates and Mr. Lopez should serve as director.  Refer to Item 401(e) of Regulation S-K.

Response: The Amendment has been revised accordingly.

17.

Please revise to include the information required by Item 407(a) of Regulation S-K regarding director independence.

Response: The Amendment has been revised accordingly.

Executive Compensation

Summary Compensation Table, page 32

18.

Please revise to disclose all assumptions made in the valuation of awards in the stock and option awards columns by reference to a discussion of those assumptions in your financial statements, footnotes to the financial statements, or discussion in management's discussion and analysis. Refer to Item 402(n)(2)(v) and (vi) and Instruction to Item 402(n)(2)(v) and (vi) of Regulation S-K.

Response: The Amendment has been revised accordingly.

Securities and Exchange Commission

January 14, 2013

Principal Stockholders, page 33

19.

Please revise the ownership table to provide information regarding the principal stockholders and management as of the most recent practicable date, rather than as of December 31, 2011. Refer to Item 403 of Regulation S-K. Please also reconcile the number of officers and directors listed in this table with your disclosure on page 29.

Response: The Amendment has been revised accordingly.

Certain Relationships and Related Transactions, page 34

20.

Identify any promoter of the Company, and disclose the Company’s transactions with any promoter. Refer to Item 404(c) of Regulation S-K.

Response: The Company does not have a promoter.

21.

Revise the second paragraph of this section to disclose the material terms and conditions of the transaction(s) between the Company and TEN Associates LLC.

Response: The Amendment has been revised accordingly.

Financial Statements for the Period Ended June 30, 2012

22.

Please revise your next amendment to include a Statement of Changes in Stockholders’ Equity (Deficit) for the most recent unaudited period from inception.

Response: The Amendment has been revised accordingly.

Table of Contents

23.

We note that the table of contents for the base prospectus does not list the page numbers of the various sections or subdivisions of the prospectus in numerical order. Please revise as appropriate. Also revise the table of contents such that the page numbers and subheadings correspond correctly with the base prospectus.

Response: The Amendment has been revised accordingly.

Item 15. Recent Sales of Unregistered Securities, page 46

24.

Please file the contracts or agreements (e.g., agreement(s) for legal services, consulting agreements, etc.) pursuant to which you issued unregistered securities as exhibits to the registration statement. Alternatively, tell us why you do not consider these documents to be material.

Response: Given that each of the issuances or unregistered securities were for less than 5% of the outstanding shares of common stock of the Company, the Company believes that the agreements are immaterial and should not be filed as part of the Amendment.

25.

Revise this section to disclose, for each transaction, the facts relied upon to make the relevant exemption available. Refer to Item 701(d) of Regulation S-K.

Response: The Amendment has been revised accordingly.

Securities and Exchange Commission

January 14, 2013

Exhibits

General

26.

File a specimen of the common stock as an exhibit to the registration statement.

Response: A specimen has been filed as an exhibit to the Amendment.

Exhibit 5.1: Legal Opinion

27.

The first paragraph states that counsel has been requested to furnish an opinion covering “a maximum of 12,819,404 shares of ML Capital common stock, par value $.0001, which will be offered by ML Capital [Italics added].” Since this is a secondary offering (not a primary offering), please revise as appropriate.

Response: The opinion has been revised accordingly.

Exhibit 10.2: Written Agreement

28.

In the first risk factor on page 10, you disclose that you have entered into a written agreement with Ms. Nelson, which you indicate has been filed as Exhibit 10.2 to the registration statement. We are unable to locate this exhibit. Please file this agreement as an exhibit with your next amendment.

Response: Ms. Nelson does not have a written agreement with the Company.  The Amendment has been revised accordingly.

The Company and the undersigned strive to provide the best possible disclosure to the investing public. We hope the above responses and the revised disclosure in the Amendment have addressed appropriately all of the Staff’s comments.  Should you require any further information or have any questions, please feel free to call the undersigned, Jeffrey M. Quick, at (720) 259-3393.

Sincerely,

/s/ Jeffrey M. Quick

Quick Law Group PC